

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2010

Mark J. Barrenechea
Chief Executive Officer
Silicon Graphics International Corp.
46600 Landing Parkway
Fremont, CA 94538

> **Re: Silicon Graphics International Corp.**
> **Form 10-K for the Fiscal Year Ended June 25, 2010**
> **Filed September 8, 2010**
> **File No. 000-51333**

Dear Mr. Barrenechea:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 25, 2010

Item 1. Business

Customers, page 4

1.   We note your disclosure that Amazon accounted for approximately 20% of your revenues for the fiscal year ended June 25, 2010, 30% of your revenues for the six months ended June 26, 2009, and 35% of your revenues for the fiscal year ended January 3, 2009. We also note your disclosure that Microsoft accounted for approximately 13% of your revenues for the six months ended June 26, 2009 and 14% of your revenues for the fiscal year ended January 3, 2009. With a view towards providing enhanced disclosure in future filings, please tell us what consideration you have given to discussing the material terms of your relationship and any material agreements with these significant customers in your business section. Refer to Item 101(c)(1)(vii) of Regulation S-K. Also, to the

extent you have agreements in place with these significant customers, provide us with your analysis as to whether you are required to file any such contract as an exhibit to your Form 10-K. Refer to Item 601(b)(10)(i) and (ii) of Regulation S-K.

2.   Please tell us what consideration you have given to describing and quantifying the portion of your business that may be subject to renegotiation or termination at the election of the government. See Item 101(c)(1)(ix) of Regulation S-K. In this regard, we note that on your earnings call for your 2010 fourth quarter and fiscal year, management indicated that approximately 32% of your non-GAAP revenues for the fiscal year were attributable to federal business. We further note your risk factor on page 20 that you rely on sales to U.S. government entities and that a loss of contracts, a failure to obtain new contracts or a reduction of sales under existing contracts with the U.S. government could adversely affect your operating performance.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 39

3.   Your overview section appears to be more in the nature of a business description than a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company's financial condition and operating results. In your future filings, consider expanding your overview to address the company's opportunities and prospects for future growth, as well as any known trends, demands, commitments or uncertainties, to the extent material. For example, an expanded overview could discuss the impact of your recent acquisitions on your financial condition and results of operations, any integration issues you may have faced, and how recent acquisitions have complemented your product offerings. We note in this regard the financial highlights provided in your results of operations discussion on pages 41, 46 and 50. Refer to Section III.A of SEC Release No. 33-8350.

Results of Operations

General

4.   We note from your disclosures that changes in average selling price represent one of the factors attributable to the fluctuations in revenue and gross profit between the periods compared. Please tell us what consideration you gave to quantifying average selling price as a key indicator of your operating performance pursuant to Section III.B.1 of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations

General

5.   We note from your disclosures on page 42 that service revenue comprises greater than 10% of total revenue for the fiscal year ended June 25, 2010. Please tell us how you considered Rule 5-03(b)(1) and (2) of Regulation S-X in separately presenting product and service revenues and costs of revenue on the face of the Consolidated Statements of Operations.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 71

6.   We note from your risk factor disclosure on page 20 that U.S. government contracts are expected to be a significant revenue generator for the Company following the acquisition of Silicon Graphics, Inc. We also note that such contracts include convenience terminations. Please tell us how convenience terminations impact your accounting for government contracts.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mark J. Barrenechea
Silicon Graphics International Corp.
September 24, 2010
Page 4

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. Please contact Stephani Bouvet, Staff Attorney, at (202) 551-3545, Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief